[redacted]

10026770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
110

SEC FILE NUMBER
8-23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 CORPORATE PARK #160
(No. and Street)

IRVINE (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY F. BELTRAMO 949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAI, JERRY T.
(Name – *if individual, state last, first, middle name*)

20 CORPORATE PARK #135 (Address) IRVINE (City), CA (State) 92606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/8

OATH OR AFFIRMATION

I, LARRY F BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

PATRICIA LYNN BYRNE
Commission # 1866637
Notary Public - California
Orange County
My Comm. Expires Oct 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

SEC Mail Processing
Section

FEB 24 2010

Washington, DC
110

(i) Broker or Dealer

Name: Regency Securities, INC.

Address: 20 Corporate Park #160
IRVINE, CA. 92606

Telephone:
949-752-3117

SEC Registration Number:
8-23412

FINRA Registration Number:
7846

(ii) Accounting Firm

Name: Jerry T Lai, CPA, MBA

Address: 20 Corporate Park #135
IRVINE, CA 92606

Telephone:
949-250-8891

Accountant's State Registration Number:
69780

(iii) Audit date covered by the Agreement:

(Month) (Day) (Year)
12 - 31 - 2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: LARRY BELTRAMO

(By Firm's FINOP or President)

Title: President Date: 2/23/2010

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2009 and December 31, 2008

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA

AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc. (a California corporation), as of December 31, 2009 and 2008, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Jerry T. Lai, CPA, MBA
An Accountancy Corporation
Irvine, California
February 22, 2010

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Regency Securities, Inc.
20 Corporate Park Suite 160
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Regency Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluation Regency Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Regency Securities Inc.'s management is responsible for the Regency Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check register), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (9SIPC-6, focus reports, general ledger), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC-6, focus reports, general ledger), supporting the adjustments noting no differences, and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jerry T. Lai, CPA, MBA
An Accountancy Corporation
Irvine, California
February 22, 2010s

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

	December 31,	
Current assets:	2009	2008
Cash	$ 15,063	$ 51,588
Interest receivable	16	33
Commissions and asset management fee receivable	1,321	408
Total current assets	16,400	52,029
Property and Equipment, net	1,023	-
Total assets	$ 17,423	$ 52,029

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Current liabilities:		
Accrued expenses	$ 2,362	$ 56
Commissions payable	1,123	34,571
Total liabilities	3,485	34,627
Stockholder's equity:		
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares	10,000	10,000
Retained earnings	3,938	7,402
Total stockholder's equity	13,938	17,402
Total liabilities and stockholder's equity	$ 17,423	$ 52,029

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31,	
	2009	2008
REVENUES:		
Solicitor's fee income	$ 1,702,269	$ 2,116,292
Commission income	443,239	1,003,131
Registration fees	2,707	-
Administration fee income	240	240
Interest income	127	263
Refund of Commission	(33,506)	-
	2,115,076	3,119,926
EXPENSES:		
Commission expense	1,860,509	2,762,047
Other operating expenses	172,465	171,991
	2,032,974	2,934,038
INCOME BEFORE INCOME TAXES	82,102	185,888
Income taxes	2,666	4,289
NET INCOME	79,436	181,599
RETAINED EARNINGS, BEGINNING OF YEAR	7,402	6,909
Dividends	(82,900)	(181,106)
RETAINED EARNINGS, END OF YEAR	$ 3,938	$ 7,402

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 79,436	$ 181,599
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	114	87
(Increase) Decrease in:		
Interest receivable	17	8
Fee receivable	(913)	10,218
Prepaid taxes	-	4
Property & Equipment	(1,136)	
Increase (Decrease) in:		
Accrued expenses	2,306	-
Commissions payable	(33,448)	25,539
Net cash provided in operating activities	46,376	217,455
CASH FLOWS FROM INVESTING ACTIVITIES		
Paid-in Capital	-	-
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(82,900)	(181,106)
Net cash used by Finacing activities	(82,900)	(181,106)
NET INCREASE (DECREASE) IN CASH	(36,524)	36,349
CASH AT BEGINNING OF PERIOD	51,588	15,239
CASH AT END OF PERIOD	$ 15,064	$ 51,588
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 2,666	$ 4,289

See notes to financial statements.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1. Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

The Company conducts operations as a broker-dealer.

2. Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The California Franchise tax was paid in the amount of $2,666 and $4,289 for 2009 and 2008 respectively.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant. No bad debt expense incurred in 2009 or 2008.

2. Property and Equipment:

Property and equipment at December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Computer	$ 3,225	$ 2,088
Office equipment	40	40
	3,265	2,128
Less accumulated depreciation	(2,242)	(2,128)
	$ 1,023	$ 0

3. Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. On December 31, 2009, future minimum payments under this non-cancelable lease agreement for the year ending December 31, 2010 were $9,485.

4. Contingencies:

As of December 31, 2009, the company is involved in an arbitration case as one of five respondents, defendants. A client claims she was invested into unsuitable investments. The company is involved in one of the property exchanges in order to defer income taxes. The original value of the real property the company involved was $835,000, which was put into two properties. The value and cash flow of the properties have gone down with the recession after the exchange. The company is vigorously fighting this case. Due to inherent uncertainties, no accurate quantification of any cost or timing of such cost, which may arise from the arbitration outline above, can be made.

5. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

	2009	2008
Salary paid for office administration	$ 84,000	$ 94,894
	$ 84,000	$ 94,894

6. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those

terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2009 the Company had excess net capital of $8,939 and indebtedness of $3,485 and at December 31, 2008 the Company had excess net capital of $12,402 and indebtedness of $34,627.

7. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from $20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

8. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

9. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2009	2008
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 7,402	$ 6,909
Net income	79,436	181,599
Dividends	(82,900)	(181,106)
Retained earnings, end of year	$ 3,938	$ 7,402

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31,			
		2009		2008
Minimum net capital required 6 2/3% of aggregate indebtedness of $3,485 (2009); $34,627 (2008)	$	232	$	2,308
Minimum dollar net capital requirement of broker-dealer	$	5,000	$	5,000
Net capital requirement	$	5,000	$	5,000
Excess net capital $13,938-$5,000 (2009); $17,402-$5,000 (2008)	$	8,938	$	12,402

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2009	December 31, 2008
Total ownership equity	$ 13,938	$ 17,402
Less non-allowable assets	(1,039)	(33)
Total capital	12,899	17,369
Net capital before haircuts on securities positions	12,899	17,369
Net capital	$ 12,899	$ 17,369

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31, 2009	December 31, 2008
Net capital per FOCUS part IIA report	$ 12,917	$ 17,403
Less:		
Interest receivable	(16)	(33)
Rounding	(2)	(1)
Net capital reported under Rule 15c3-1	$ 12,899	$ 17,369

See notes to financial statements.